SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES ACT OF 1934

PACIFIC CAPITAL BANCORP

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

69404P101

(CUSIP Number)

SB Acquisition Company LLC
200 Crescent Court, Suite 1350
Dallas, Texas 75201
Attention: Member
Telephone number: (214) 871-5131
Facsimile Number: (214) 871-5199

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:
William S. Rubenstein
David C. Ingles
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, New York 10036
Telephone: (212) 735-3000
August 31, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 69404P101	Schedule 13D	Page 2 of 14 Pages

1	NAME OF REPORTING PERSONS SB Acquisition Company LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,500,000,000 (1)(2)(3)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,500,000,000 (1)(2)(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000,000 (1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 98.1% (4)
14	TYPE OF REPORTING PERSON OO

(1)	The information set forth in Items 3, 4, 5 and 6 is incorporated herein by reference.

(2)	Includes 225,000,000 shares of Common Stock and 2,275,000,000 shares of Common Stock issuable upon the automatic conversion of the Series C Preferred Stock referred to herein (See Items 5 and 6).

(3)
The 225,000,000 shares of Common Stock and 455,000 shares of Series C Preferred Stock are held directly by SB Acquisition Company LLC.  Gerald J. Ford is the trustee of 2009 TCRT, the sole member of Ford Ultimate Management, LLC, which is the general partner of Ford Management, L.P.  Ford Management, L.P. is the general partner of Ford Financial Fund, L.P., which in turn is the sole member of SB Acquisition Company LLC.  Accordingly, Gerald J. Ford, 2009 TCRT, Ford Ultimate Management, LLC, Ford Management, L.P., Ford Financial Fund, L.P. and SB Acquisition Company LLC may be deemed to share voting and dispositive power over the Common Stock and the Series C Preferred Stock held by SB Acquisition Company LLC.

(4)
Percentage calculated based on 2,547,406,297 shares of Common Stock outstanding, which is the sum of (i) 272,406,297 shares of Common Stock outstanding as of August 31, 2010 and (ii) 2,275,000,000 shares of Common Stock issuable upon the automatic conversion of Series C Preferred Stock referred to herein (See Item 5).

CUSIP No. 69404P101	Schedule 13D	Page 3 of 14 Pages

1	NAME OF REPORTING PERSONS Ford Financial Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,500,000,000 (1)(2)(3)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,500,000,000 (1)(2)(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000,000 (1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 98.1% (4)
14	TYPE OF REPORTING PERSON PN

(1)	The information set forth in Items 3, 4, 5 and 6 is incorporated herein by reference.

(2)	Includes 225,000,000 shares of Common Stock and 2,275,000,000 shares of Common Stock issuable upon the automatic conversion of the Series C Preferred Stock referred to herein (See Items 5 and 6).

(3)
The 225,000,000 shares of Common Stock and 455,000 shares of Series C Preferred Stock are held directly by SB Acquisition Company LLC.  Gerald J. Ford is the trustee of 2009 TCRT, the sole member of Ford Ultimate Management, LLC, which is the general partner of Ford Management, L.P.  Ford Management, L.P. is the general partner of Ford Financial Fund, L.P., which in turn is the sole member of SB Acquisition Company LLC.  Accordingly, Gerald J. Ford, 2009 TCRT, Ford Ultimate Management, LLC, Ford Management, L.P., Ford Financial Fund, L.P. and SB Acquisition Company LLC may be deemed to share voting and dispositive power over the Common Stock and the Series C Preferred Stock held by SB Acquisition Company LLC.

(4)
Percentage calculated based on 2,547,406,297 shares of Common Stock outstanding, which is the sum of (i) 272,406,297 shares of Common Stock outstanding as of August 31, 2010 and (ii) 2,275,000,000 shares of Common Stock issuable upon the automatic conversion of Series C Preferred Stock referred to herein (See Item 5).

CUSIP No. 69404P101	Schedule 13D	Page 4 of 14 Pages

1	NAME OF REPORTING PERSONS Ford Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,500,000,000 (1)(2)(3)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,500,000,000 (1)(2)(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000,000 (1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 98.1% (4)
14	TYPE OF REPORTING PERSON PN

(1)	The information set forth in Items 3, 4, 5 and 6 is incorporated herein by reference.

(2)	Includes 225,000,000 shares of Common Stock and 2,275,000,000 shares of Common Stock issuable upon the automatic conversion of the Series C Preferred Stock referred to herein (See Items 5 and 6).

(3)
The 225,000,000 shares of Common Stock and 455,000 shares of Series C Preferred Stock are held directly by SB Acquisition Company LLC.  Gerald J. Ford is the trustee of 2009 TCRT, the sole member of Ford Ultimate Management, LLC, which is the general partner of Ford Management, L.P.  Ford Management, L.P. is the general partner of Ford Financial Fund, L.P., which in turn is the sole member of SB Acquisition Company LLC.  Accordingly, Gerald J. Ford, 2009 TCRT, Ford Ultimate Management, LLC, Ford Management, L.P., Ford Financial Fund, L.P. and SB Acquisition Company LLC may be deemed to share voting and dispositive power over the Common Stock and the Series C Preferred Stock held by SB Acquisition Company LLC.

(4)
Percentage calculated based on 2,547,406,297 shares of Common Stock outstanding, which is the sum of (i) 272,406,297 shares of Common Stock outstanding as of August 31, 2010 and (ii) 2,275,000,000 shares of Common Stock issuable upon the automatic conversion of Series C Preferred Stock referred to herein (See Item 5).

CUSIP No. 69404P101	Schedule 13D	Page 5 of 14 Pages

1	NAME OF REPORTING PERSONS Ford Ultimate Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,500,000,000 (1)(2)(3)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,500,000,000 (1)(2)(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000,000 (1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 98.1% (4)
14	TYPE OF REPORTING PERSON OO

(1)	The information set forth in Items 3, 4, 5 and 6 is incorporated herein by reference.

(2)	Includes 225,000,000 shares of Common Stock and 2,275,000,000 shares of Common Stock issuable upon the automatic conversion of the Series C Preferred Stock referred to herein (See Items 5 and 6).

(3)
The 225,000,000 shares of Common Stock and 455,000 shares of Series C Preferred Stock are held directly by SB Acquisition Company LLC.  Gerald J. Ford is the trustee of 2009 TCRT, the sole member of Ford Ultimate Management, LLC, which is the general partner of Ford Management, L.P.  Ford Management, L.P. is the general partner of Ford Financial Fund, L.P., which in turn is the sole member of SB Acquisition Company LLC.  Accordingly, Gerald J. Ford, 2009 TCRT, Ford Ultimate Management, LLC, Ford Management, L.P., Ford Financial Fund, L.P. and SB Acquisition Company LLC may be deemed to share voting and dispositive power over the Common Stock and the Series C Preferred Stock held by SB Acquisition Company LLC.

(4)
Percentage calculated based on 2,547,406,297 shares of Common Stock outstanding, which is the sum of (i) 272,406,297 shares of Common Stock outstanding as of August 31, 2010 and (ii) 2,275,000,000 shares of Common Stock issuable upon the automatic conversion of Series C Preferred Stock referred to herein (See Item 5).

CUSIP No. 69404P101	Schedule 13D	Page 6 of 14 Pages

1	NAME OF REPORTING PERSONS 2009 TCRT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,500,000,000 (1)(2)(3)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,500,000,000 (1)(2)(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000,000 (1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 98.1% (4)
14	TYPE OF REPORTING PERSON OO

(1)	The information set forth in Items 3, 4, 5 and 6 is incorporated herein by reference.

(2)	Includes 225,000,000 shares of Common Stock and 2,275,000,000 shares of Common Stock issuable upon the automatic conversion of the Series C Preferred Stock referred to herein (See Items 5 and 6).

(3)
The 225,000,000 shares of Common Stock and 455,000 shares of Series C Preferred Stock are held directly by SB Acquisition Company LLC.  Gerald J. Ford is the trustee of 2009 TCRT, the sole member of Ford Ultimate Management, LLC, which is the general partner of Ford Management, L.P.  Ford Management, L.P. is the general partner of Ford Financial Fund, L.P., which in turn is the sole member of SB Acquisition Company LLC.  Accordingly, Gerald J. Ford, 2009 TCRT, Ford Ultimate Management, LLC, Ford Management, L.P., Ford Financial Fund, L.P. and SB Acquisition Company LLC may be deemed to share voting and dispositive power over the Common Stock and the Series C Preferred Stock held by SB Acquisition Company LLC.

(4)
Percentage calculated based on 2,547,406,297 shares of Common Stock outstanding, which is the sum of (i) 272,406,297 shares of Common Stock outstanding as of August 31, 2010 and (ii) 2,275,000,000 shares of Common Stock issuable upon the automatic conversion of Series C Preferred Stock referred to herein (See Item 5).

CUSIP No. 69404P101	Schedule 13D	Page 7 of 14 Pages

1	NAME OF REPORTING PERSONS Gerald J. Ford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,500,000,000 (1)(2)(3)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,500,000,000 (1)(2)(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000,000 (1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 98.1% (4)
14	TYPE OF REPORTING PERSON IN

(1)	The information set forth in Items 3, 4, 5 and 6 is incorporated herein by reference.

(2)	Includes 225,000,000 shares of Common Stock and 2,275,000,000 shares of Common Stock issuable upon the automatic conversion of the Series C Preferred Stock referred to herein (See Items 5 and 6).

(3)
The 225,000,000 shares of Common Stock and 455,000 shares of Series C Preferred Stock are held directly by SB Acquisition Company LLC.  Gerald J. Ford is the trustee of 2009 TCRT, the sole member of Ford Ultimate Management, LLC, which is the general partner of Ford Management, L.P.  Ford Management, L.P. is the general partner of Ford Financial Fund, L.P., which in turn is the sole member of SB Acquisition Company LLC.  Accordingly, Gerald J. Ford, 2009 TCRT, Ford Ultimate Management, LLC, Ford Management, L.P., Ford Financial Fund, L.P. and SB Acquisition Company LLC may be deemed to share voting and dispositive power over the Common Stock and the Series C Preferred Stock held by SB Acquisition Company LLC.

(4)
Percentage calculated based on 2,547,406,297 shares of Common Stock outstanding, which is the sum of (i) 272,406,297 shares of Common Stock outstanding as of August 31, 2010 and (ii) 2,275,000,000 shares of Common Stock issuable upon the automatic conversion of Series C Preferred Stock referred to herein (See Item 5).

CUSIP No. 69404P101	Schedule 13D	Page 8 of 14 Pages

Item 1.      Security and Issuer.

This Schedule 13D (this “Statement”) relates to the common stock, no par value per share (the “Common Stock”), of Pacific Capital Bancorp, a California corporation (the “Company”).  The Company’s principal executive offices are located at 20 East Carrillo Street, Santa Barbara, CA 93101.

Item 2.      Identity and Background.

The names of the persons filing this Statement (collectively, the “Reporting Persons”) are:

•	SB Acquisition Company LLC (“Investor”)

•	Ford Financial Fund, L.P., the sole member of Investor

•	Ford Management, L.P., the general partner of Ford Financial Fund, L.P.

•	Ford Ultimate Management, LLC, the general partner of Ford Management, L.P.

•	2009 TCRT, the sole member of Ford Ultimate Management, LLC

•	Gerald J. Ford, the trustee of 2009 TCRT

The principal business address for each of the Reporting Persons is 200 Crescent Court, Suite 1350, Dallas, TX 75201.  The principal occupation of each of the Reporting Persons is investments.

None of the Reporting Persons, has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Gerald J. Ford is a citizen of the United States of America.  Investor, Ford Financial Fund, L.P., Ford Management, L.P. and Ford Ultimate Management, LLC are entities organized under the laws of the State of Delaware.  2009 TCRT is an entity organized under the laws of the State of Texas.

Item 3.       Source and Amount of Funds or Other Consideration.

As more fully described in Item 6 below, on April 29, 2010, Investor entered into an investment agreement (the “Investment Agreement”) with the Company and its wholly owned subsidiary, Pacific Capital Bank, National Association (the “Bank”), pursuant to which Investor agreed to invest an aggregate of $500 million in cash in the Company through direct purchases of newly issued shares of Common Stock, at a purchase price of $0.20 per share, and shares of a newly designated class of mandatorily convertible participating voting preferred stock, no par value, having a liquidation preference of $1,000 per share, of the Company (the “Series C Preferred Stock” and, together with the Common Stock, the “Securities”), at a purchase price of $1,000 per share.  A copy of the Investment Agreement is incorporated herein by reference.

CUSIP No. 69404P101	Schedule 13D	Page 9 of 14 Pages

On August 31, 2010, pursuant to the terms of the Investment Agreement, Investor acquired 225,000,000 shares of newly issued shares of Common Stock and 455,000 shares of Series C Preferred Stock of the Company with aggregate cash consideration of $500,000,000.  The funds used by Investor to purchase the Securities were obtained through an equity contribution by the limited partners of Ford Financial Fund, L.P., which contributed such funds to Investor.

Item 4.      Purpose of Transaction.

The information set forth in Items 3 and 6 is incorporated herein by reference.

Investor acquired the Securities as described in Item 3 for investment purposes.  Investor intends to continually review its investment in the Company.  Depending upon the results of such review and other factors that Investor deems relevant to an investment in the Company, Investor may take or propose to take, alone or in conjunction with others, including the Company, other actions intended to increase or decrease Investor’s investment in the Company or the value of its investment in the Company, which could include one or more of the transactions or actions referred to in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.

Notwithstanding anything contained herein, Investor specifically reserves the right to change its intentions with respect to any or all of the matters referred to in this Statement, subject to the limitations in the Investment Agreement and applicable law.

Item 5.      Interests in Securities of the Issuer.

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

As of the date on which this Statement was initially filed, Investor beneficially owns a total of 2,500,000,000 shares of Common Stock, which in the aggregate represents 98.1% of the Company’s outstanding Common Stock as of August 31, 2010.  This amount includes 225,000,000 shares of Common Stock and 2,275,000,000 shares of Common Stock issuable upon the automatic conversion of the Series C Preferred Stock.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 2, 3, 4 and 5 is incorporated herein by reference.

Investment Agreement

On April 29, 2010, Investor entered into the Investment Agreement with the Company and Bank, pursuant to which on August 31, 2010, Investor acquired the Securities in exchange for an aggregate cash investment in the Company of $500 million.

The Investment Agreement includes, among other provisions, the following terms:

Indemnity.  The Company agreed to indemnify Investor and its affiliates (including officers, directors, partners, members and employees) from losses arising out of breaches of representations or covenants made by the Company or the Bank and any legal proceeding relating to the Investment Agreement or the transactions contemplated by the Investment Agreement.  Investor agreed to indemnify the Company and the Bank (including

CUSIP No. 69404P101	Schedule 13D	Page 10 of 14 Pages

officers, directors, partners, members and employees) from losses arising out of breaches of representations or covenants made by Investor.

Board Representation.  Pursuant to the terms of the Investment Agreement, Gerald J. Ford and Carl B. Webb joined the Company’s Board of Directors and the Bank’s Board of Directors on August 31, 2010.  Mr. Ford, the managing member of Ford Financial Fund, L.P., the parent company of Investor, was appointed as the Chairman of the Company’s Board of Directors and a director of the Bank.  Mr. Webb, a Senior Principal of Ford Financial Fund, L.P., was appointed as both the Chairman of the Board of Directors of the Bank and the Chief Executive Officer of the Company and the Bank.  Also on August 31, 2010, the Company and the Bank each entered into customary indemnification agreements with Messrs. Ford and Webb.

Registration Rights Agreement.  The Company entered into a Registration Rights Agreement with Investor, dated August 31, 2010, granting Investor customary registration rights, including “shelf” registration rights, demand registration rights and “piggyback” registration rights with respect to the Securities purchased by Investor under the Investment Agreement.  Such Registration Rights Agreement is incorporated herein by reference.

Description of Series C Preferred Stock

Each share of the Series C Preferred Stock will mandatorily convert into 5,000 shares of Common Stock (subject to certain anti-dilution adjustments) following shareholder approval of the Proposed Charter Amendment (defined below).  The terms of conversion of the Series C Preferred Stock into Common Stock are set forth in the Certificate of Determination of Series C Convertible Participating Voting Preferred Stock (the “Series C Certificate of Determination”), which was filed with the California Secretary of State as an amendment to the Company’s Articles of Incorporation on August 27, 2010.  The Series C Certificate of Determination is incorporated herein by reference.

Each share of Series C Preferred Stock bears a dividend that mirrors any dividend payable on the shares of Common Stock underlying such share of Series C Preferred Stock.  The Series C Preferred Stock is not redeemable by either the Company or by the holders of the Series C Preferred Stock.  Holders of the Series C Preferred Stock will vote with the holders of Common Stock on all matters upon which holders of Common Stock are entitled to vote, including the election of directors, on an as-converted basis, and also have other voting rights with respect to matters specifically applicable to the Series C Preferred Stock.  The Series C Preferred Stock also contains customary antidilution provisions.

Pursuant to undertakings made in the Investment Agreement, on August 31, 2010, Investor acted by written consent in lieu of a meeting to authorize an amendment to the Company’s Articles of Incorporation to increase the number of authorized shares of Common Stock to permit the issuance of all of the Common Stock into which the Series C Preferred Stock is convertible (the “Proposed Charter Amendment”).  It is anticipated that the Proposed Charter Amendment will become effective as of September 23, 2010 and will be filed with the California Secretary of State promptly thereafter, at which time all of the Series C Preferred Stock will convert into Common Stock.

Item 7.      Material to be Filed As Exhibits.

Exhibit 1	Agreement as to Joint Filing of Schedule 13D by and among SB Acquisition Company LLC, Ford Financial Fund, L.P., Ford Management, L.P., Ford Ultimate Management, LLC, 2009 TCRT and Gerald J. Ford.

Exhibit 2	Investment Agreement, dated April 29, 2010, among Pacific Capital Bancorp, Pacific Capital Bank, National Association and SB Acquisition Company LLC (filed as Exhibit

CUSIP No. 69404P101	Schedule 13D	Page 11 of 14 Pages

10.1 to the Company’s Current Report on Form 8-K filed on May 4, 2010 and incorporated herein by reference).

Exhibit 3
Certificate of Determination of Series C Convertible Participating Voting Preferred Stock  (filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on September 2, 2010 and incorporated herein by reference).

Exhibit 4
Registration Rights Agreement, dated as of August 31, 2010, by and between Pacific Capital Bancorp and SB Acquisition Company LLC (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on September 2, 2010 and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 9, 2010

SB ACQUISITION COMPANY LLC

By:	Ford Financial Fund, L.P.
its Sole Member

By:	Ford Management, L.P.
its General Partner

By:	Ford Ultimate Management, LLC
its General Partner

By:	2009 TCRT
its Sole Member

By:	/s/ Gerald J. Ford
Trustee

FORD FINANCIAL FUND, L.P.

By:	Ford Management, L.P.
its General Partner

By:	Ford Ultimate Management, LLC
its General Partner

By:	2009 TCRT
its Sole Member

CUSIP No. 69404P101	Schedule 13D	Page 12 of 14 Pages

By:	/s/ Gerald J. Ford
Trustee

FORD MANAGEMENT, L.P.

By:	Ford Ultimate Management, LLC
its General Partner

By:	2009 TCRT
its Sole Member

By:	/s/ Gerald J. Ford
Trustee

FORD ULTIMATE MANAGEMENT, LLC

By:	2009 TCRT
its Sole Member

By:	/s/ Gerald J. Ford
Trustee

2009 TCRT

By:	/s/ Gerald J. Ford
Trustee

/s/ Gerald J. Ford
Gerald J. Ford

CUSIP No. 69404P101	Schedule 13D	Page 13 of 14 Pages

EXHIBIT 1

AGREEMENT AS TO JOINT FILING OF SCHEDULE 13D

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree that only one statement containing the information required by Schedule 13D and any further amendments thereto need to be filed with respect to the beneficial ownership by each of the undersigned of shares of common stock of Pacific Capital Bancorp, a California corporation, and further agree that this Joint Filing Agreement be included as an exhibit to the Schedule 13D provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Dated: September 9, 2010

SB ACQUISITION COMPANY LLC

By:	Ford Financial Fund, L.P.
its Sole Member

By:	Ford Management, L.P.
its General Partner

By:	Ford Ultimate Management, LLC
its General Partner

By:	2009 TCRT
its Sole Member

By:	/s/ Gerald J. Ford
Trustee

FORD FINANCIAL FUND, L.P.

By:	Ford Management, L.P.
its General Partner

By:	Ford Ultimate Management, LLC
its General Partner

By:	2009 TCRT
its Sole Member

By:	/s/ Gerald J. Ford
Trustee

CUSIP No. 69404P101	Schedule 13D	Page 14 of 14 Pages

FORD MANAGEMENT, L.P.

By:	Ford Ultimate Management, LLC
its General Partner

By:	2009 TCRT
its Sole Member

By:	/s/ Gerald J. Ford
Trustee

FORD ULTIMATE MANAGEMENT, LLC

By:	2009 TCRT
its Sole Member

By:	/s/ Gerald J. Ford
Trustee

2009 TCRT

By:	/s/ Gerald J. Ford
Trustee

/s/ Gerald J. Ford
Gerald J. Ford